UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-33407

Abraxis BioScience, Inc. Savings and

Retirement Plan

(Full title of the plan)

Abraxis BioScience, Inc.

(Name of issuer of the securities held)

11755 Wilshire Blvd, Suite 2000 Los Angeles, CA	90025
(Address of principal executive offices)	(Zip Code)

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners Savings and Retirement Plan)

December 31, 2006 and 2005, and for the Year Ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Trustees

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

    Savings and Retirement Plan)

We have audited the accompanying statements of net assets available for benefits of the Abraxis BioScience, Inc. Savings and Retirement Plan (formerly American Pharmaceutical Partners Savings and Retirement Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, nonexempt transactions and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements as a whole.

Chicago, Illinois	/s/ Ernst & Young LLP

July 11, 2007

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets

Investments, at fair value
Mutual funds	$66,105,215	$55,157,915
Group annuity contract	8,807,911	8,343,378
Pooled separate account	5,134,366	4,421,707
Participant loans	2,344,485	1,819,877
Self-directed brokerage account	1,924,108	1,728,293
Abraxis BioScience, Inc. common stock	432,835	575,314

Total Investments	84,748,920	72,046,484

Receivables:
Company contributions	43,537	18
Participant contributions	52,805	655

Total Receivables	96,342	673

Total Assets	$84,845,262	$72,047,157

Liability
Refund of excess contributions	2,963	—

Net assets available for benefits at fair value	84,842,299	72,047,157

Adjustment from fair value to contract value for fully benefit responsive investment contract	463,574	439,125

Net assets available for benefits	$85,305,873	$72,486,282

See accompanying notes.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Interest and dividend income	$1,165,206

Contributions:
Participants	6,764,012
Company	2,722,094
Rollovers	677,726

Total contributions	10,163,832

Total additions	11,329,038

Deductions
Benefits paid to participants	6,267,114
Administrative expenses	37,198

Total deductions	6,304,312

Net appreciation in fair value of investments	7,794,865

Net increase	12,819,591

Net assets available for benefits:
Beginning of year	72,486,282

End of year	$85,305,873

See accompanying notes.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements

December 31, 2006 and 2005, and for the Year Ended December 31, 2006

1. Description of Plan

The following description of the Abraxis BioScience, Inc. Savings and Retirement Plan (formerly American Pharmaceutical Partners Savings and Retirement Plan), (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective April 18, 2006, American Pharmaceutical Partners, Inc., or APP, merged with American BioScience, Inc., its former parent. Concurrent with the merger, American Pharmaceutical Partners, Inc.’s certificate of incorporation was amended to change its name to Abraxis BioScience, Inc., or the Company (the Plan Sponsor). The employees of the former APP continued to be eligible to participate in the Plan, however, the former employees of American BioScience, Inc. were not eligible to participate in the Plan until January 1, 2007 (see “Note 7 – Subsequent Events” for further discussion).

General

The Plan is a defined-contribution plan covering eligible employees of the former APP. The Plan is administered by the Company; record-keeping responsibilities are provided by the Principal Life Insurance Company; and trustee services are provided by Delaware Charter Guarantee and Trust Company (d/b/a Principal Trust Company).

Employees are eligible to participate on the first day of the month after completing one month of service with the Company. Eligible employees can participate if they are not subject to a collective bargaining agreement, not a nonresident alien, or not a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Upon completing one month of service with the Company, an eligible employee automatically becomes a participant in the Plan and his compensation is reduced by 3% and treated as a before-tax contribution until the participant elects a different percentage or elects not to participate in the Plan. A participant may elect to defer from 0% to 80% of his compensation, as defined, each pay period, subject to Internal Revenue Service (IRS) annual limitations. In addition, an eligible employee may make a rollover contribution from another qualified plan.

The Company makes a qualified, nonelective contribution to eligible, active participants each pay period in the amount of 3% of compensation.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund options. The Plan also provides for a self-directed feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Company’s contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may obtain loans from their account balances a minimum of $1,000, up to a maximum of 50% of the vested account balance or $50,000, whichever is less. Such loans bear interest at the prime rate plus 1% and are due and payable in full if regular repayments stop, the participant terminates employment with the Company, or the participant dies. Loans are secured by the participant’s account. Loans are repaid over a five-year period or longer for the purchase of a principal residence, through payroll deductions.

Vesting

Participants’ and qualified, nonelective contributions and earnings thereon are always fully vested. Effective January 1, 2005, Company matching contributions and discretionary profit - sharing contributions are always fully vested.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Prior to January 1, 2005, Company-matching contributions and discretionary profit-sharing contributions (effective January 1, 2003) vested according to the following schedule:

Years of Service	Vested Percentage
Less than 1 year	30%
At least 1 year but less than 2 years	50
At least 2 years but less than 3 years	80
3 years or more	100

Company discretionary, profit-sharing contributions vest over continuous years of service. Prior to January 1, 2003, a participant was 100% vested after six years of credited service.

A participant also becomes 100% vested upon normal retirement age, death, or permanent disability.

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined, disability, death, and termination. Participants may elect various payment options, including installment lump-sum payments and annuity payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under current tax law.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their accounts and will be entitled to their entire account balance.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value based on the quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments. Participant loans are stated at their outstanding balances, which approximate fair value.

The fair value of the group annuity contract with Principal is calculated by discounting the related cash flows based on current yields of similar investments.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan in the year to which they relate.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Substantially all external plan administration fees incurred in the administration of the Plan, except management fees, are paid by the Company.

3. Investments

During 2006, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$7,132,220
Pooled separate account	688,579
Abraxis BioScience, Inc. common stock	(155,736)
Self-directed brokerage accounts	129,802

$7,794,865

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2006	2005
Principal Trust Company
Group annuity contract:
Principal Fixed Income	$8,807,911	$8,343,378

Pooled separate account:
Principal Global Investors Large Cap Stock Index	5,134,366	4,421,707

Mutual funds:
Principal Investors Partners Large-Cap Growth Select Fund	10,748,885	10,835,833
Principal Global Investors International Growth Select Fund	9,824,499	7,242,821
American Century Vista Investment Fund	7,680,760	7,987,193
Principal Investors Partners Mid-Cap Value Select Fund	7,411,234	6,880,413
Principal Investors Partners Large-Cap Value Select Fund	6,268,481	4,389,552
Principal Global Investors Lifetime 2020 Fund	5,808,706	4,669,178

4. Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement.

	2006	2005
Average yields:
Based on actual earnings	3.30%	3.43%
Based on interest rate credited to participants	3.30%	3.43%

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Notes to Financial Statements (continued)

6. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated September 16, 2003, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (Code), and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$85,305,873	$72,486,282
Add: Refund of excess contributions	2,963	—
Less: Adjustment from fair value to contract value for fully benefit responsive investment contract	(463,574)	—

Net assets available for benefits per the Form 5500	$84,845,262	$72,486,282

Year Ended December 31, 2006
Participant contributions per the financial statements	$6,764,012
Add: Refund of contributions not recorded on Form 5500 at December 31, 2006	2,963

Participant contributions per the Form 5500	$6,766,975

8. Subsequent Events

Effective January 1, 2007, the American BioScience, Inc. 401(k) Plan, or ABI Plan, merged into the Plan and the Plan name was changed to the Abraxis BioScience, Inc. Savings and Retirement Plan. Participants eligible to participate in the ABI Plan on December 31, 2006 were eligible to participate in the Plan effective January 1, 2007. Approximately $3.6 million of assets from the ABI Plan were transferred into the Plan on March 1, 2007.

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Schedule G, Part III – Schedule of Nonexempt Transactions

EIN #68-0389419    Plan #001

Year Ended December 31, 2006

Total That Constitutes Nonexempt Prohibited Transactions

Identity of Issuers	Current Value

Excess Participant Contributions Held by Company and Not Refunded Timely	Total That Constitutes Nonexempt Prohibited Transaction

$2,963	$2,963

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Schedule H, Line 4a – Schedule of Delinquent

Participant Contributions

EIN #68-0389419    Plan #001

Year Ended December 31, 2006

Total That Constitutes Nonexempt Prohibited Transactions

Identity of Issuers	Current Value

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transaction

$12,078	$12,078

Abraxis BioScience, Inc. Savings and Retirement Plan

(formerly American Pharmaceutical Partners

Savings and Retirement Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #68-0389419    Plan #001

December 31, 2006

Identity of Issuer	Description of Investment	Shares/ Units	Current Value
Group annuity contract:
Principal Life Insurance Company	Principal Fixed Income*	—	$8,807,911

Mutual funds:
Princor Financial Services	Principal Investors Partners Large-Cap Growth Select Fund*	1,317,265	10,748,885
	Principal Global Investors International Growth Select Fund*	781,583	9,824,499
	Principal Investors Partners Mid-Cap Value Select Fund*	490,810	7,411,234
	Principal Investors Partners Large-Cap Value Select Fund*	409,437	6,268,481
	Principal Global Investors Lifetime 2020 Fund*	427,425	5,808,706
	Principal Global Investors Lifetime 2030 Fund*	296,818	4,110,924
	Principal Global Investors Real Estate Securities Select Fund*	117,311	3,028,970
	Principal Global Investors Bond and Mortgage Fund*	281,630	3,024,704
	Principal Global Investors Lifetime 2010 Fund*	184,694	2,408,414
	Principal Global Investors Lifetime 2040 Fund*	89,857	1,239,125
	Principal Global Investors Small-Cap Value Select Fund*	56,394	1,037,648
	Principal Global Investors S&P 600 Index Fund*	39,001	710,593
	Principal Global Investors Lifetime 2050 Fund*	44,676	600,439
	Principal Global Investors Lifetime Strategic Income Select Fund*	8,825	109,080
American Century Investments	American Century Vista Investment Fund	448,905	7,680,760
American Funds Service Company	American Funds Growth Fund of America R3 Fund	35,130	1,139,974
T. Rowe Price Funds	T. Rowe Price New Horizons Fund	29,507	952,779

			66,105,215

Pooled separate account:
Principal Life Insurance Company	Principal Global Investors Large Cap Stock Index*	94,449	5,134,366
Abraxis BioScience, Inc.	Common stock*	15,832	432,835
Self-directed brokerage accounts		—	1,924,108
Participant loans	Interest rates ranging from 5.0% to 10.5%*	—	2,344,485

			$84,748,920

*	Represents a party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abraxis BioScience, Inc. Savings and Retirement Plan (formerly American Pharmaceutical Partners, Inc. Savings and Retirement Plan)

By:	/s/ James Callanan
James Callanan
Plan Administrator

Date: July 13, 2007

EXHIBIT INDEX

Exhibit Number	Description
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

*	Filed herewith